UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03056216

NO ACT
P.E 2.18.03
1-303

April 11, 2003

Bruce M. Gack
Vice President and
Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act 1934
Section
Rule 14A-8
Public Availability 4/11/2003

Re: The Kroger Co.
Incoming letter dated February 18, 2003

Dear Mr. Gack:

This is in response to your letter dated February 18, 2003 concerning the shareholder proposal submitted to Kroger by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated March 21, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington, DC 20036

CRGA

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

LAW DEPARTMENT

PAUL W. HELDMAN
SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III
HILARY VOLLMER

J. PHILLIPS PUGH, INVESTIGATOR
DOROTHY D. ROBERTS, SR., PARALEGAL
JANET M. WELLING, PARALEGAL

February 18, 2003
Via Airborne Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20547

RE: Shareholder Proposal of AFSCME

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a letter dated November 1, 2002, from AFSCME Employees Pension Plan to The Kroger Co., along with a shareholder proposal (the "Proposal") (Exhibit A); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal seeks to amend Kroger's Regulations (Bylaws) to require the Board of Directors to constitute a committee of shareholders (the "Committee") and to meet with the Committee, under certain circumstances.

Kroger intends to mail to shareholders, on or about May 10, 2003, its definitive proxy statement and form of proxy (the "Proxy Materials") in connection with its 2003 Annual Meeting. That meeting currently is scheduled to be held on June 26, 2003. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1), (3), (7), and 14a-9, and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to AFSCME, we are notifying it of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(7) because it deals with a matter relating to Kroger's ordinary business operations.

The Proposal seeks to legislate to the Board of Directors the manner in which Kroger deals with its shareholders. Indeed, Kroger routinely discusses with shareholders, through its Investor Relations and Public Affairs departments, issues of interest to shareholders. Members of Kroger senior management meet with shareholders, including the proponent of the prior proposals referred to by AFSCME in its supporting statement (the "Prior Proposals"), to discuss proposals and other matters of interest to those shareholders. In Exchange Act Release No. 34-40018, the Commission stated that the application of Rule 14a-8(i)(7) requires case-by-case analysis, taking into account such factors as the nature of the proposal and the circumstances of the company at which it is directed. It is intended to avoid micro-management by shareholders. *PG&E Corporation* (January 27, 2000); *The Walt Disney Company* (October 18, 1999); *American Home Products* (January 9, 1987).

Yet this precisely is what the Proposal seeks to do. By requiring the Board of Directors to meet with a shareholder Committee to discuss shareholder proposals regardless of the nature of the proposal and even if the proposal deals with the ordinary business operations of Kroger, AFSCME legislates, through the use of an amendment to Kroger's Regulations, micro-management of Kroger by a select group of shareholders.

The Proposal is virtually identical to a proposal submitted last year by AFSCME, for which Kroger received a no-action letter from the Staff. *The Kroger Co.* (March 18, 2002). The Staff concurred with Kroger's belief that the prior year's proposal could be excluded because it dealt with Kroger's ordinary business operations. The only difference between last year's proposal and the Proposal is a provision that would have permitted members of the Committee to discuss "other issues of interest to the Committee."

The modification to this year's Proposal does nothing to cure the prior year's defect. Although this year's Proposal arguably limits the Committee discussions to prior shareholder proposals that were not implemented, it does not exclude prior proposals that may deal with Kroger's ordinary business operations. These could arise in at least two ways. First, a proposal in a prior year could have been deemed to be of significant interest at the time of the proposal and yet ordinary in nature at the subsequent date on which the Committee is required to be established. Second, Kroger could elect to include a shareholder proposal that properly is excludable under Rule 14a-8(i)(7), and such inclusion would not alter the character of the proposal as dealing with ordinary business operations.

The Staff consistently has permitted issuers to exclude proposals relating to the establishment of committees to review ordinary business matters. *Hudson United Bancorp* (January 24, 2003); *The Southern Company* (January 21, 2003); *E*TRADE Group, Inc.* (October 31, 2000); *NYNEX Corporation* (January 24, 1990); *Mobil Corporation* (February 13, 1989). The purpose of the Committee is to discuss with the Board of Directors shareholder proposals without regard to how mundane or ordinary they may be. Although portions of the Proposal may fall outside of the scope of ordinary business operations, it has been the practice of the Division of Corporation Finance to not permit proponent revisions under Rule 14a-8(i)(7). As a result, if any portion of a proposal could be excluded because it relates to the registrant's ordinary business operations, the entire proposal may be excluded. *Adobe Systems Incorporated* (February 1, 2002); *International Business Machines Corporation* (January 21, 2002); *E*TRADE Group, Inc.* (October 31, 2000). The Proposal may require the Committee to discuss matters that deal in part with Kroger's ordinary business operations, and therefore this Proposal may be excluded, as was last year's proposal, pursuant to Rule 14a-8(i)(7). *The Kroger Co.* (March 18, 2002).

Further, the Staff consistently has held that the ordinary business operations exclusion applies to matters concerning shareholder relations. *AmSouth Bancorp* (January 15, 2002); *Niagara Mohawk Holdings, Inc.* (March 5, 2001); *Chevron Corporation* (February 8, 1998); *Tucson Electric Power Company* (February 12, 1997); *U.S. West Inc.* (September 21, 1993); *Minnesota Power & Light Company* (March 12, 1992).

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rule 14a-8(i)(7).

B. The Proposal is properly excludable under Rules 14a-8(i)(3) and 14a-9 because it is in violation of the proxy rules for containing false or misleading statements.

The Staff previously has determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Wal-Mart Stores, Inc.* (April 2, 2001); *Philadelphia Electric Company* (July 30, 1992).

In particular, the Proposal is vague and misleading in the following respects:

1. AFSCME's supporting statement is misleading by stating "Kroger's board has not taken any steps toward declassification." This statement mischaracterizes the Board's response to the Prior Proposals, and leads shareholders to wrongly believe that Kroger's Board has the power to change the manner in which members of the Board of Directors are elected. As outlined below, only the shareholders can take the action requested in the Prior Proposals.

   The Proposal falsely leads shareholders to conclude that the Board of Directors has breached its fiduciary duties to shareholders by not taking steps to declassify the Board even though shareholders have adopted the Prior Proposals requesting the Board to do so. In fact, each time the Prior Proposals have been adopted by shareholders, the Board of Directors has met, consulted with outside advisors, and reconsidered whether or not the Prior Proposals were in the best interests of shareholders and other affected constituents. Each time the Board, in the exercise of its fiduciary responsibilities, has concluded that no further action was appropriate.

   Notwithstanding the foregoing, had the Board concluded otherwise, the Board is without authority to implement the Prior Proposals, as only shareholders can change the manner in which members of the Board are elected. As a result, AFSCME's supporting statement serves only to impugn the character of the Board of Directors by implying that they are not responsive to shareholders.

2. The Proposal seeks to amend Kroger's regulations to appoint a committee of shareholders if the Board of Directors "does not take the action requested in the [p]roposal." The Proposal, however, does not make clear what constitutes *action* on the part of the Board. In its supporting statement, AFSCME refers to the Prior Proposals submitted to declassify Kroger's Board of Directors as the genesis for the Proposal. In the case of the Prior Proposals, only the shareholders can change the methodology for electing Directors by amending the regulations in accordance with Section 1701.11(A) of the Ohio Revised Code (the "Code"). The Proposal seems to require the constitution of a Committee any time a precatory proposal is not implemented by the Board. However, the Proposal does not indicate how or why a Committee is to be formed in the event that a precatory shareholder proposal, such as the Prior Proposal, is beyond the authority of the Board to implement under Ohio law.

3. For the same reasons identified in paragraph 2 above, the Board may be unable to determine when the Committee, if formed, could be abolished. Under circumstances as identified in AFSCME's supporting statement, the Board lawfully is incapable of taking the requested action and therefore the Committee would remain in perpetuity.

4. The Proposal requires the Board to constitute the Committee, comprised of a proponent and all other interested shareholders. However, the Proposal provides no guidance on how the Committee is to be selected, by whom it is to be selected, and whether notice of the formation of the Committee must be provided to all shareholders, soliciting their interest.

5. The Proposal is vague and ambiguous regarding those steps the Board must take in the event subsequent proposals would require the formation of a Committee, even though an existing Committee remained in place. Would the "new" proponents simply become members of the existing Committee, or would additional Committees be formed?

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rules 14a-8(i)(3) and 14a-9.

C. The Proposal is properly excludable under Rule 14a-8(i)(1) because it is not the proper subject for action by shareholders under Ohio law.

Kroger is incorporated in the State of Ohio. Section 1701.59(A) of the Code provides that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of the directors..." This statute gives the Board of Directors the exclusive authority and discretion, subject to authorization by shareholders in circumstances required by law, the articles, or the regulations, to manage the business and affairs of Kroger. This would include the formation of committees, including the Committee, and the determination of the number of meetings of the Board of Directors and with whom the Board should meet.

The Proposal, styled as an amendment to Kroger's regulations, neither requires nor authorizes action to be taken by shareholders. Rather, it mandates the Board to take action. As a result, it falls outside of the application of Section 1701.59(A) of the Code.

Section 1701.11 of the Code provides for the adoption and amendment by the shareholders of regulations for the government of Ohio corporations. Section 1701.11(B)(10) of the Code provides that regulations may be adopted for "[d]efining, limiting, or regulating the exercise of the authority of the corporation, the directors, the officers, or all of the shareholders." Regulations adopted under Section 1701.11 of the Code can limit the authority of the Board of Directors to take action under certain circumstances. They cannot, however, usurp the authority of the Board of Directors and force the Board to take actions in managing the business and affairs of the corporation that it otherwise would not take. Section 1701.11 does not contemplate or permit the amendment of regulations to mandate Board action.

Ohio law also is quite specific about the manner in which shareholders may act. Section 1701.39 provides for actions at annual meetings of shareholders, and Section 1701.54 provides for action by written consent. Nothing in Ohio's Code contemplates action by committees that represent shareholder interests. Indeed, the only legitimate representatives of shareholders are the lawfully elected Board of Directors.

For the foregoing reasons, it is our opinion that the Proposal is properly excludable under Rule 14a-8(i)(1).

D. Conclusion

For each of the foregoing reasons, the Proposal may be excluded from the Proxy Materials. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,

Bruce M. Gack

cc. Michael Zucker, AFSCME

I:\Legal\users\1369\AFSCME shareholder proposal 2003 no-action request.doc

RESOLVED, that the shareholders of The Kroger Co. ("Kroger" or the "Company"), pursuant to Title XVII, section 1701.11 of the Ohio Revised Code and article VII of the bylaws, hereby amend the bylaws to add the following:

"ARTICLE VIII MAJORITY VOTES ON SHAREHOLDER PROPOSALS

If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders pursuant to Rule 14a-8 of the Securities and Exchange Commission receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next shareholders' meeting) within 180 days of the meeting at which the vote was obtained, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 1999, 2000, 2001 and 2002, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board of directors. Nonetheless, Kroger's board has not taken any steps toward declassification. In a letter to the Council of Institutional Investors dated August 22, 2002, Kroger suggests that the proposal's proponent should "directly" effectuate the declassification, which is contained in the regulations. However, as Kroger should be aware, shareholder approval of such an amendment would be far more likely if the board proposed and recommended in favor of it, rather than requiring the proponent to undertake a binding shareholder proposal or independent solicitation which the board could oppose using company funds.

The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decisionmaking power, but to improve that decisionmaking by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

March 21, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by The Kroger Co.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to The Kroger Co. ("Kroger" or the "Company") a shareholder proposal (the "Proposal") amending Kroger's bylaws to provide for the creation of a shareholder committee (the "Committee") in the event the Company's board (the "Board") does not implement a shareholder proposal supported by a majority of the shares voted (a "Majority Vote Proposal").

In a letter to the Commission dated February 19, 2002, Kroger stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations; pursuant to Rule 14a-8(i)(4), on the theory that the Proposal seeks to further a personal interest of the Plan not shared by shareholders at large; as false or misleading pursuant to Rule 14a-8(i)(3); and under Rule 14a-8(i)(1) because the Proposal's subject is not a proper one for action by shareholders under Ohio law. As discussed more fully below, the Company has failed to meet its burden of demonstrating its entitlement to rely on any of those four exclusions.

Ordinary Business

Rule 14a-8(i)(7) permits a company to omit a proposal if its subject matter relates to the company's ordinary business operations. Kroger argues that the Proposal aims to effect the micromanagement of the Company by the "select group" of shareholders comprising the Committee. Kroger likens the Proposal to proposals addressing investor relations and the details of the companies' shareholder meetings, which have been found by the Staff to be excludable. Kroger's argument misconstrues both the intent of the Proposal and the operation of the Committee.

The Proposal was crafted as a response to the resistance of boards of directors—including Kroger's Board—to implementing Majority Vote Proposals. The Plan believes that boards should implement Majority Vote Proposals because they represent the wishes of a majority of the company's owners. However, after three years of majority votes on a board declassification proposal, Kroger's Board stated in response to an inquiry by the Council of Institutional Investors that board classification was "in the best interests of shareholders and other affected constituents."

The Proposal provides a mechanism to ensure that shareholders have a way to communicate with their elected representatives—the independent directors. The Proposal is really about director accountability to shareholders, not any particular matter that the Committee and independent directors might discuss. In other words, the subject of the Proposal is the creation of a structure to give shareholders greater voice in the corporate governance of Kroger under certain circumstances.

The Staff has recognized this distinction in numerous no-action rulings on proposals to create shareholder advisory committees, holding that such proposals were not excludable under Rule 14a-8(i)(7) because the committees would be created "for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the Company's ordinary business operations." McDonald & Company Investment, Inc. (available May 6, 1991); see also Aydin Corporation (available Jan. 31, 1997); Evans, Inc. (available Mar. 30, 1993); Exxon Corporation (available Feb. 28, 1992); TRW Inc. (available Feb. 12, 1990).

Like Kroger, each of the companies above, with the exception of Aydin, argued in its no-action request that the proposal dealt with investor relations; several contended that the proposed committee would disrupt the existing investor relations apparatus. In each case, the Staff sided with the proponent, who, in the case of the Exxon proponent, had argued that shareholder-board communication differed from the management-shareholder communication function handled by a company's investor relations department. The Proposal, like those in Exxon, TRW, Evans, Aydin and McDonald & Company, deals with shareholder-board communication and not the kinds of investor relations minutiae, such as the location of the annual meeting, at issue in the letters cited by Kroger.

Kroger points to the mandate given to the Committee—to meet with shareholder proponents and others to discuss Majority Vote Proposals and other matters of interest to the Committee members—and argues that ordinary business matters could fall within that definition. The language to which Kroger objects was included in the Proposal to make clear that the discussions between the Committee and Kroger's independent Board members could encompass all corporate governance issues, not just the subjects of Majority Vote Proposals. The Plan has found that it is often useful to view individual corporate governance structures in the context of a company's overall governance profile. However, to clarify that ordinary business matters will not be involved, the Plan does not object to specifying in the Proposal that the Committee and independent directors will discuss the subject of any Majority Vote Proposal and other corporate governance matters.

In sum, the Proposal provides a mechanism to facilitate shareholder-board communication and does not involve day-to-day matters relating to Kroger's investor relations management function. Accordingly, Kroger has not met its burden of showing that it is entitled to exclude the Proposal pursuant to Rule 14a-8(i)(7).

Personal Claim or Grievance

Rule 14a-8(i)(4) allow a company to omit a proposal if it was submitted to redress a personal claim or grievance, or to further a personal interest not shared by other shareholders. Kroger contends that because the Proposal would require the independent Board members to meet with the Committee to discuss "other issues of interest to the members of the Committee," the Proposal seeks to further special interests of individual Committee members.

As discussed above, the Plan is willing to amend the Proposal to clarify that the Committee would discuss matters related to corporate governance with the independent directors. Surely, Kroger does not believe that corporate governance is a "special interest" of only certain shareholders. In any event, the Committee, once established, will be open to shareholders generally, reducing the likelihood that "special interests" of any particular shareholder will be advanced at the expense of corporate governance issues of interest to shareholders more broadly.

False or Misleading Statements

Rule 14a-8(i)(3) allows a company to omit a proposal that violates any of the Commission's rules, including Rule 14a-9's prohibition on false or misleading statements. Kroger complains that the Proposal is excessively vague and that it contains misleading statements.

A number of Kroger's objections are predicated on the fact that Kroger's Board cannot unilaterally amend the regulations to provide for annual election of directors, the subject of prior Majority Vote Proposals. Kroger characterizes as misleading the statement that "Kroger's board has not taken any steps toward declassification," complaining that it implies that the Board has the power to declassify itself and that the Board has violated its fiduciary duties to shareholders. Nowhere does the Proposal state that the Board acting alone can effect declassification. Rather, the Proposal criticizes the Board for not taking the step it can take—namely, putting declassification and the regulation amendment required to accomplish it up for a shareholder vote, together with a recommendation to vote in favor of the proposal. Such a recommendation is especially important in light of the 75% shareholder vote necessary to amend the regulation classifying the Board.

On a related note, Kroger claims that the language requiring creation of the Committee if the Board "does not take the action requested in the Proposal" is misleading because only shareholders can effect the declassification requested in the prior Majority Vote Proposals. Similarly, Kroger argues that the Board may be unable to determine when the Committee may be abolished because the Board may be legally incapable of taking the requested action.

The Proposal only asks the Board to take the steps it is legally capable of taking. As discussed above, in the case of the declassification proposals approved in prior years, "the action requested in the Proposal" would consist of submitting for a shareholder vote a management proposal amending Kroger's regulations to effect declassification. In the case of other proposals, a failure to take the action requested in the "Resolved" clause would trigger the obligation to establish the Committee. In those cases where the Board believes it cannot legally take any action requested by the proposal, it would be appropriate to seek no-action relief from the Staff, or, if the proposal was submitted outside the Rule 14a-8 process, obtain other appropriate relief to prevent the proposal from coming to a vote.

Kroger objects that the Proposal is misleading because it does not specify how Committee members are to be selected or by whom, or indicate whether notice of the formation of the Committee must be provided to all shareholders. Kroger also argues that it is unclear how the approval of subsequent Majority Vote Proposals would affect a Committee constituted in response to an earlier Majority Vote Proposal.

In drafting the Proposal, the Plan assumed that there would not likely be a flood of shareholders seeking membership on the Committee, since service on the Committee would entail a commitment of time and resources. If an unworkably large number of shareholders express an interest in joining the Committee, Kroger's Board and the Plan can negotiate a mutually agreeable procedure for limiting the Committee's membership. Likewise, upon shareholder approval of a Majority Vote Proposal, the Plan and Kroger's Board can agree on the method by which shareholders will be informed about the Committee's formation. Such incidental procedural issues, however, are not material to shareholders' decisions whether to vote for the Proposal.

The Staff has rejected arguments like those made by Kroger, holding that binding proposals requiring establishment of a shareholder advisory committee were not excessively vague and thus excludable under Rule 14a-8(i)(3) simply because they did not set forth a selection methodology, describe how shareholders' views will be ascertained or specify how compensation and expenses would be handled. See New Iberia Bancorp, Inc. (available Nov. 21, 1994); Evans Inc. (available Apr. 23, 1993); Baltimore Bancorp (available Mar. 11, 1991). The same result should obtain here.

Not a Proper Subject for Shareholder Action

Kroger contends that the Proposal violates Ohio law because it impermissibly intrudes on the authority of the board to manage the business and affairs of the company, including the formation of committees and the Board's activities. Kroger points to Section 1701.11(B)(10) of Ohio's Corporations Code, which provides that regulations may be adopted for "[d]efining, limiting, or regulating the exercise of the authority of the corporation, the directors, the officers, or all of the shareholders." According to Kroger, that section does not "contemplate or permit the amendment of regulations to mandate board action."

The plain language of the statute does not compel Kroger's interpretation. A proposal to establish a shareholder committee could be characterized as "defining" or "regulating" the exercise of the board's authority to manage the business and affairs of the corporation. Kroger does not explain why constraints on directors' authority are permissible under the statute but regulations mandating the creation of a shareholder committee are not. Nor has Kroger cited any case law supporting its interpretation. The suggestions made by the Committee would not be binding on the Board, so the Committee could not be seen as usurping any of the Board's power.

In Baltimore Bancorp (available Mar. 11, 1991), the company made nearly identical arguments to those advanced here by Kroger, contending that a bylaw amendment much like the one contained in the Proposal would intrude upon the board's authority to manage the business and affairs of the company. Like Kroger, Baltimore Bancorp cited no support for its interpretation of the statute and no case law on the issue. The Staff declined to grant no-action relief, noting that "the function of the Stockholders Advisory Committee would be purely advisory and as such would not intrude upon nor detract from the board of director's authority to manage the Company." See also Aydin Corporation (available Jan. 31, 1997) (Delaware); Oryx Energy Company (available Feb. 12, 1996) (Delaware); Sprint Corporation (available Jan. 18, 1995) (Kansas); Exxon Corporation (available Feb. 28, 1992) (New Jersey).

Kroger has not met its burden of establishing that a regulation establishing an advisory shareholder committee would violate Ohio law, offering only conclusory, unsupported assertions. Accordingly, Kroger should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(1).

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Bruce M. Gack
Vice President and Assistant General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 11, 2003

Bruce M. Gack
Vice President and
Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Re: The Kroger Co.
Incoming letter dated February 18, 2003

Dear Mr. Gack:

This is in response to your letter dated February 18, 2003 concerning the shareholder proposal submitted to Kroger by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated March 21, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington, DC 20036

April 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 18, 2003

The proposal would amend Kroger's bylaws to provide for the creation of a shareholder committee to communicate with the Board regarding the subject matter of shareholder proposals that are approved and not acted upon.

We are unable to conclude that Kroger has met its burden of establishing that Kroger may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Kroger may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "Nonetheless, Kroger's board . . ." and ends ". . . any steps toward declassification." Accordingly, we will not recommend enforcement action to the Commission if Kroger omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

for

Alex Shukhman
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 18, 2003

The proposal would amend Kroger's bylaws to provide for the creation of a shareholder committee to communicate with the Board regarding the subject matter of shareholder proposals that are approved and not acted upon.

We are unable to conclude that Kroger has met its burden of establishing that Kroger may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Kroger may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "Nonetheless, Kroger's board . . ." and ends ". . . any steps toward declassification." Accordingly, we will not recommend enforcement action to the Commission if Kroger omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

for

Alex Shukhman
Attorney-Advisor